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George R. Bason, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4340 tel 212 701 5340 fax george.bason@davispolk.com

January 20, 2016

Re:	Siliconware Precision Industries Co., Ltd. Combined Schedule TO-T and Schedule 13E-3 filed December 29, 2015 by Advanced Semiconductor Engineering, Inc., File No. 005-79592

David L. Orlic, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Mr. Orlic:

On behalf of Advanced Semiconductor Engineering, Inc. (“ASE”), we hereby submit ASE’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 11, 2016 with respect to the above-referenced Combined Schedule TO-T and Schedule 13E-3 (the “Schedule TO-T”) filed in connection with ASE’s offer to purchase up to 770,000,000 common shares, including those represented by American depositary shares, representing approximately 24.71% of the issued and outstanding share capital, of Siliconware Precision Industries Co., Ltd. (“SPIL”) through concurrent tender offers in the United States and the Republic of China.

This letter and Amendment No. 2 to the Schedule TO-T (“Amendment No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 2.

For the convenience of the Staff, each of the Staff’s comments is reproduced in bold and is followed by the corresponding response of ASE. All defined terms in this letter have the same meaning as in the Amended and Restated U.S. Offer to Purchase filed as an exhibit to the Schedule TO-T (the “U.S. Offer to Purchase”), unless otherwise indicated.

General

1.	Given the nature of the comments contained in this letter, please tell us how you intend to publish, send or give the additional and/or revised information to security holders.

2	January 20, 2016

Response:

ASE supplementally advises the Staff that the additional and/or revised information responsive to the Staff’s comments has been added by amendment to the U.S. Offer to Purchase. Please see Amendment No. 2, which has been filed with the Commission electronically today.

Fairness of the Offers and the Proposed Combination, page 21

2.	Summaries of both Crowe Horwath opinions must be published, sent or given to security holders. See Item 1015(b)(6) of Regulation M-A. Please advise.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 23 of the U.S. Offer to Purchase under the heading “Special Factors—Section 3—Fairness of the Offers and the Proposed Combination”. Please see Amendment No. 2.

3.	Please provide the disclosures required by Item 1015(b)(3)-(5) of Regulation M-A. We note in this regard that Item 1015(b)(4) requires disclosure of compensation received or to be received.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 23 of the U.S. Offer to Purchase under the heading “Special Factors—Section 3—Fairness of the Offers and the Proposed Combination”. Please see Amendment No. 2.

4.	We note disclosure stating that, in reaching a conclusion as to fairness, the filing persons analyzed SPIL’s total enterprise value, which included estimates of the value of certain of SPIL’s assets. Please disclose this valuation.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 23 of the U.S. Offer to Purchase under the heading “Special Factors—Section 3—Fairness of the Offers and the Proposed Combination”. Please see Amendment No. 2.

5.	Please disclose whether the filing persons considered historical market prices in valuing SPIL. See Instruction 2(ii) to Item 1014 of Regulation M-A.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 23 of the U.S. Offer to Purchase under the heading “Special Factors—Section 3—Fairness of the Offers and the Proposed Combination”. Please see Amendment No. 2.

Effects of the Offer, page 24

6.	Please provide the disclosures required by Instruction 3 to Item 1013 of Regulation M-A.

3	January 20, 2016

Response:

In response to the Staff’s comment, revised disclosure has been added on page 24 of the U.S. Offer to Purchase under the heading “Special Factors—Section 4—Effects of the Offers”. Please see Amendment No. 2.

Certain Information Concerning SPIL, page 43

7.	Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, summary financial information, as described in Item 1010(c) of Regulation M-A, must be publish, sent or given to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please advise.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 43 of the U.S. Offer to Purchase under the heading “The Offer—Section 8—Certain Information Concerning SPIL”. Please see Amendment No. 2. ASE supplementally advises the Staff that SPIL’s financial statements are prepared in accordance with International Financial Reporting Standards and in accordance with amendments adopted by the Commission that became effective on March 4, 2008, SPIL is not required to, and does not, provide a reconciliation to generally accepted accounting principles in the United States. In addition, ASE notes that its ability to present summary financial information of SPIL in accordance with Item 1010(c) of Regulation M-A is necessarily limited to that information which SPIL publicly files with the Commission. In particular, the ratio of earnings to fixed charges was not included, or otherwise derivable from, SPIL’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on April 27, 2015. In the context of a third-party tender offer, ASE does not have access to SPIL’s financial records, management or accountants. As the Offer to Purchase notes, SPIL is not cooperating with ASE in connection with the Offers.

**************

ASE has authorized us to confirm on its behalf that:

•	ASE is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ASE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4	January 20, 2016

Please contact the undersigned at (212) 450-4340 should you require further information or have any questions.

Sincerely,

/s/ George R. Bason, Jr.

George R. Bason, Jr.

cc:	Joseph Tung Chief Financial Officer Advanced Semiconductor Engineering, Inc.